FILE NO. 82-4861

(Excerpt translation)

BRIEF STATEMENT OF ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2004 (CONSOLIDATED)

May 14, 2004

Name of the Company:	MegaChips Corporation
Listing:	Tokyo Stock Exchange
Code number:	6875 (URL http://www.megachips.co.jp)
Name of prefecture where head office is located:	Osaka
Representative:	Shigeki Matsuoka President and Representative Director
Inquiries to be directed to:	Masayuki Fujii Director and Executive Officer Tel. (06)-6399-2884
Date of meeting of the Board of Directors for settlement of accounts:	May 14, 2004
Parent company:	-
Rate of shareholdings of the parent company in the Company:	- %
Application of US GAAP:	No.

1. Consolidated business results for the year ended March 31, 2004 (April 1, 2003 through March 31, 2004):

(1) Consolidated operating results

	Year ended March 31, 2004	Year ended March 31, 2003
Sales	¥25,878 million (- 10.9%)	¥29,055 million (- 21.3%)
Operating profit	¥1,508 million (- 13.4%)	¥1,741 million (- 38.8%)
Ordinary profit	¥1,460 million (- 15.2%)	¥1,721 million (- 39.2%)
Profit for the year	¥280 million (46.0%)	¥192 million (- 88.3%)
Per-share profit for the year	¥10.09	¥7.85
Fully diluted earnings per share	¥10.09	¥7.85
Ratio of profit to net worth (owned capital) for the year	1.8%	1.2%
Ratio of ordinary profit to total liabilities and net worth	7.7%	8.5%
Ratio of ordinary profit to sales	5.6%	5.9%

(Notes)

1. Investment gain (loss) on equity method:

   Year ended March 31, 2004: ¥ -
   Year ended March 31, 2003: ¥ -

2. Average number of shares outstanding during the business year (consolidated):

   Year ended March 31, 2004: 24,911,006 shares
   Year ended March 31, 2003: 24,462,415 shares

3. Changes in accounting methods: None.

4. The percentages in the items of sales, operating profit, ordinary profit and profit for the year indicate the rates of increase or decrease from the previous year.

(2) Consolidated financial condition

	Year ended March 31, 2004	Year ended March 31, 2003
Total assets	¥18,183 million	¥19,996 million
Net worth (owned capital)	¥15,371 million	¥15,430 million
Ratio of net worth to total liabilities and net worth	84.5%	77.2%
Net worth (owned capital) per share	¥607.49	¥632.95
(Note) Number of shares outstanding as of the end of the business year (consolidated):	25,256,041 shares	24,378,177 shares

(3) Consolidated cash flow condition

	Year ended March 31, 2004	Year ended March 31, 2003
Cash flows from operating activities	¥6,174 million	¥2,054 million
Cash flows from investing activities	¥140 million	(¥828 million)
Cash flows from financing activities	(¥707 million)	(¥683 million)
Cash and cash equivalents at the end of the year	¥11,734 million	¥6,337 million

(4) Matters related to the scope of consolidation and the application of equity method

Number of consolidated subsidiaries:	1
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	0

(5) Situation of changes in the scope of consolidation and the application of equity method

Consolidated subsidiaries
Included: 0
Excluded: 1

Companies subject to the equity method
Included: 0
Excluded: 0

2. Forecast of consolidated business results for the next year ending on March 31, 2005 (April 1, 2004 through March 31, 2005):

	First six months	Whole-year period
Sales	¥11,900 million	¥24,930 million
Ordinary profit	¥530 million	¥1,500 million
Profit for the period	¥100 million	¥520 million

(Reference) Forecast of per-share profit for the period (whole-year period): ¥20.58

(Notes)
1. Figures are stated by discarding fractions of one million yen.
2. The above forecast is made based on the information available to management at the time of publication hereof. Actual results may differ from these projections for a variety of reasons in the future.

\- - - - -

STATE OF CORPORATE GROUP

The Company's corporate group (the "Group"), which comprises the Company (MegaChips Corporation) and its two subsidiaries and one affiliated company, principally engages in the development, manufacture and sale of system LSIs and system products.

The content of operations of the Group and the positioning of the Company and its related companies in such operations are described below.

The business categories described herein are the same as those in the segment information by business category described in the "Notes to consolidated financial statements (segment information)".

(1) LSI business:

The principal lines of this business comprise customer-specific LSIs (ASIC) with optimal functions and performances for devices of specific customers and application-specific LSIs (ASSP) with optimal functions and performances for specific devices of unspecific customers. Additionally, as other LSIs, the Company markets standard LSLs manufactured by its consigned semiconductor manufacturers.

Customer-specific LSIs..........These products are developed by the Company, manufactured by its consigned semiconductor manufacturers and marketed by the Company.

Application-specific LSIs ......These products are developed by the Company, manufactured by its consigned semiconductor manufacturers and marketed by the Company.

Other LSIs.............................These products are developed and manufactured by the Company's consigned semiconductor manufacturers and marketed by the Company.

(2) System business:

The principal lines of this business comprise industrial system products for use in the industrial and business sectors and consumer system products for use in offices and households and by individuals, as well as other system products, including network solution services and authoring system products.

Industrial system products .....These products are developed by the Company, manufactured by its consigned manufacturers and marketed by the Company via MegaChips System Solutions Inc.

Consumer system products ....These products are developed by the Company, manufactured by its consigned manufacturers and marketed by the Company via MegaChips System Solutions Inc.

Other system products............MegaChips System Solutions Inc. engages in technological development, integration, and provision of service solutions, of the whole systems, including production and distribution of content. It also markets authoring tools developed and manufactured by the company and its consigned manufacturers.



Customers
Products
(domestic)
Products
(overseas)
Products
(domestic)
Products
/services
(domestic)
Products/services
(domestic)
Products
(domestic)
(Affiliated
company not
subject to the
equity method)
Mobile
Television, Inc.
(Consolidated Subsidiary)
MegaChips System Solutions Inc.
LSI business
Development
Design
Manufacture
Sales
System business
Development
Design
Manufacture
Sales
(Non-consolidated company not
subject to the equity method)
Steinberg Japan Inc.
MegaChips Corporation
LSI business
System business

(Note) The Company, in accordance with the resolution adopted at its extraordinary general meeting of shareholders held on February 24, 2004, separated and transferred its LSI business to a newly incorporated company MegaChips LSI Solutions Inc. and separated and transferred its system business to its consolidated subsidiary MegaChips System Solutions Inc. and became a holding company as of April 1, 2004. Simultaneously, MegaChips System Solutions Inc. separated and transferred its audio authoring business to a newly incorporated company Cameo Interactive, Ltd. as of April 1, 2004.

State of related companies

Consolidated subsidiaries

Company	Location	Capital	Main business	Ratio of holding of voting rights	Relationship	Note
MegaChips System Solutions Inc.	Chiyoda-ku, Tokyo	¥646,200 thousand	System business	100.0%	The subsidiary markets the Company's system products and related products and provides support and system integration services in Japan. The concurrent holding of the offices of officers of the subsidiary and the Company is applicable.	*1 *2 *3

(Notes)
1. In the column of main business, the segment name by business category is listed.
2. *1: As of October 1, 2003, the company became a wholly owned subsidiary of the Company by a share exchange.
3. *2: As of October 30, 2003, the company changed its trade name from MegaFusion Corporation to MegaChips System Solutions Inc.
4. *3: As of April 2, 2004, MegaChips System Solutions Inc. transferred the location of its head office to Yodogawa-ku, Osaka.

BUSINESS POLICY AND OPERATING RESULTS

1. Business Policy

(1) Basic management policy

Under the philosophy of expanding business by "Innovation", remaining coexistent with customers by "Credibility" and continuing to make contributions to society by "Creation", the Company has conducted business based on its technological development capabilities as an R&D-oriented, fabless and high-tech enterprise, unique in Japan, since its incorporation in 1990. Its competitiveness derives from "Specialization" in products for specific customers and for specific applications in the growing image-, sound- and communication-related market, "Concentration" of its resources on research and development activities to provide most advanced technologies and products to its customers, the business development based not on a factory platform relying on production capacity but on a technology platform relying on its competitive advantage in technology related with, and capability to develop, images, sounds and communications, and the showing of its "Uniqueness" by developing business which provides optimal solutions to its customers through integrating its systems (system products) and LSI knowledge.

Under such philosophy, the Company has pursued a basic policy of distributing returns to its investors by exerting efforts to show consistent growth and increase its value by taking the lead in providing unique system LSIs and system products in the market.

(Shift to a holding company system)

With the aim of establishing a highly profitable structure of its core business, LSI business, on a medium- and long-term basis and accelerating improvement of the performance of its system business to create an added value of the Group as a whole, the Group shifted to a holding company system as of April 1, 2004.

※ The trade names of three operating companies respectively engaging in LSI business, system business and audio authoring business are as follows:

- LSI business ....MegaChips LSI Solutions Inc.
- System business....................MegaChips System Solutions Inc.
- Audio authoring business .....Cameo Interactive, Ltd.

(2) Basic principles concerning the distribution of profits

The Company gives a top priority to distributing profits to the shareholders as an important policy of management and intends to follow a fundamental policy of maintaining the constant payment of dividends. With regard to the allocation of profits, while keeping internal reserves necessary for future business development and strengthening of its corporate base, the Company intends to consider the possibilities of increasing dividends or otherwise, taking into account the future outlook of its performances and the dividend propensity.

With regard to internal reserves, in preparation for any change in the business

conditions expected to occur, the Company intends to make efficient use of the funds by appropriation thereof to research and development activities that will lead to new growth and strategic investments to expand its business base and build up its financial base, whereby increasing its enterprise value.

(3) Attitude and policy on decrease in investment unit

To help develop the active equity market, the Company considers it important to enhance liquidity of stocks sufficiently and effective to allow more individual investors to participate in the equity market. The Company recognizes it as an effective measure to decrease investment units to allow individual investors to participate in the equity market. In August 2000, the Company decreased its investment unit from 1,000 shares to 100 shares. The Company intends to consider a decrease in its investment unit by taking into account its performances and stock movements, as the necessity arises in the future.

(4) Targeted management indexes

As targeted management indexes, the Company intends to place importance on consolidated return on equity (ROE), consolidated return on assets (ROA) and consolidated cash flows. The Company has defined operating profit per employee as an index of operating efficiency and intends to increase the operating profit per employee, as well as to increase the ratio of operating profit to sales on a consolidated basis.

(5) The Company's medium- to long-term management strategy

With the prevalence of digital processing of images, sounds and music by high-performance LSIs and broadband networks, a highly advanced network society is expected to arrive.

In response to changes in the society, the Group considers that its mission is to materialize an environment under which anyone can easily produce, send and receive (use) expressive rich media information comprising characters, still images, videos, music and sounds and use such information to communicate and contribute to enhancing human powers of expression and fostering people's spiritual affluence. In the rich media area, the Group aims to grow as a corporate entity that can offer LSI products, system products and audio authoring products, as well as service solutions, in response to market and customer needs. To materialize this vision, the Group will promote a group management system under which the Company as a holding company can implement its group management strategies and make speedy decisions. The management strategies of the respective business areas (or operating companies) on a medium- and long-term basis are described as follows:

(i) LSI business

With regard to customer-specific LSIs, the Company intends to continue to expand business with various LSI products in the field of entertainment, including game consoles, among other things, as its core business.

With regard to application-specific LSIs, while the Company will focus on developing and marketing system LSIs in the fields of mobile information devices, including next-generation mobile phones, digital still cameras and digital AV

(audio-visual) equipment applicable to terrestrial digital broadcasting, by making most of its advantageous technologies, such as compression and extension of images, digital image processing and communication technologies, to expand business.

The functions of these products will be integrated in various manners in the future. Hence, the Company intends to organize its differentiated technologies nurtured in each area and to further strengthen competitiveness of its system LSIs. Additionally, the Company intends to deploy technology and make use of alliances to develop products on a timely basis.

(ii) System business

With regard to industrial system products, in response to the development of digitalisation in the security and monitoring area, the Company intends to launch higher-performance and more versatile products, as well as image recording and transmitting system products for specific application by customers, and diversify the line of products and broaden the customer base by marketing and improving its marketing capabilities, and develop the business as a profit-earning base in its system business.

With regard to consumer system products, the Company intends to expand business by promoting the planning, development and marketing of system products in the area of personal communications by utilizing broadband networks. Specifically, the Company intends to develop unique products by focusing on the planning and development of system products utilizing its LSIs.

Additionally, the Company intends to provide network-related system solutions that may have synergy effects with its products to the market and customers to enlarge its profit-earning opportunities and improve profit margins.

(iii) Audio authoring business

The Company intends to increase its share of the market for music composition tools for the music public and explore a new area of growth potentials to target a wider range of users.

(6) Future Challenges

To promote its above-mentioned medium- to long-term management strategy, expand business and contribute to materializing a real communication society, the Company intends to perform the following principal tasks actively:

In the LSI business, the Company intends to strengthen its capabilities to develop both software and hardware by increasing development personnel and actively invest in development to swiftly launch system LSIs with competitive edges to the market. The Company also intends to strengthen its capabilities of marketing and supporting customers and develop customers both in Japan and overseas. Simultaneously, to accelerate these developments, the Company intends to strengthen strategic partnerships.

In the system business, the Company will promote the selection and concentration of

businesses and simultaneously, improve operating efficiencies to raise profits. Additionally, the Company will strengthen its capabilities of planning, capabilities of responding to cost fluctuations and marketing channels to expand business.

In the audio authoring business, the Company intends to strengthen alliances with manufacturers of music composition tools overseas, develop new products and improve its customer relationship management. Additionally, the Company will make use of complementary relationships with its group companies and endeavour to explore a new area of growth potentials.

To push these tasks through strongly, the Group shifted to a pure holding company system in April 2004. Under the new system, the efficient allocation of management resources will improve competitiveness of the core areas and the clarification of the functions and responsibilities of each business will materialize more swift business judgment and more efficient management, whereby improving profitability. Thus, the Group intends to accelerate the establishment of a basis for high profitability of its core LSI business in a medium- and long-term perspective and improve profitability of its system business to improve its corporate value.

(7) Basic attitude on corporate governance and the state of implementation of measures therefor

Basic attitude on corporate governance

The Company regards it as a great responsibility to its investors and interested parties to establish a sound and transparent management system and keep effective the rules of corporate governance.

Specifically, the Company has employed an executive officer system to secure adequate and quick decision-making by its Board of Directors upon full deliberations and clearly separate the duties of Directors to make managerial decisions and control the execution of business from the duties of Executive Officers to execute business. Additionally, the Company has appointed outside Directors and outside Statutory Auditors to activate its Board of Directors and strengthen its functions of supervising the execution of business, as well as strengthen the functions of its Board of Statutory Auditors.

The Company also reports its financial status to its investors and interested parties timely and properly through its active IR (investor relations) and other activities and discloses without delay the occurrence of any important event relating to business and management of the Group, to enhance transparency of management.

State of implementation of measures for corporate governance

(i) Status of the corporate governance system, including the organization of management concerning corporate managerial decision-making, execution and supervision

The Company has employed a statutory auditor system. The Board of Directors determines the basic policies on management and important matters for the Company and supervises the execution of business, while the Board of Statutory Auditors monitors compliance with its internal rules and legality of the execution of

business. As a committee to discuss the execution of business, the Company has instituted an Execution Governing Committee, which reports and determines important matters concerning the execution of business within the scope of the powers delegated by the Board of Directors. The committee, which is attended by Directors, Executive Officers, General Managers of Divisions and Statutory Auditors, keeps track of and monitor the state of execution of business in detail. Of the five Directors and three Statutory Auditors currently in office, there are one outside Director and two outside Statutory Auditors.

With regard to operational auditing of each division, the Statutory Auditors and officers responsible for the quality assurance division conduct periodic audits to strictly maintain compliance with the internal rules of the execution of business and simultaneously, whenever legal judgment is required, the Company timely and properly seeks advice from its legal counsel to maintain legality of the execution of business.

With regard to account auditing, during the consolidated business year under review, independent auditors conducted end-of-period audits semiannually and interim audits quarterly to assure fair and proper audits.

(ii) Outline of personal relations, capital relations, trading relations and other relations of interest between the Company and its outside Director and outside Statutory Auditors

The Company has appointed one outside Director and two outside Statutory Auditors. The Company has entered into an advisory agreement with the law firm of one of the outside Statutory Auditors. However, the Company has no other relation of personnel, funds, technologies or transactions with any of the outside Director and outside Statutory Auditors or their relatives or any company for which they serve as directors. Additionally, none of the outside Statutory Auditors has been related with the Group.

(iii) Implementation of measures to incorporate more rules of corporate governance for the past year

Meetings of the Board of Directors were convened 20 times to determine the basic management policy and important matters of the Company and supervise the execution of business. Meetings of the Board of Statutory Auditors were convened 13 times to monitor legality and rationality of business, among other things.

2. Operating Results and Financial Position

<u>Overview of the business year under review</u>

(1) Overview of operating results as a whole

The Japanese economy during the business year under review still remained uncertain due to a combination of protracted deflation arising from price competition, a persistent slump in private spending and employment adjustments, among other things. However, in the second half of the year, the U.S. economy was recovering strongly due to policies such as monetary easing and tax reductions. Accordingly, the Japanese economy generally

registered tones of slow recovery as exports increased favourably, investment in plant and equipment rose and corporate earnings improved.

In the electronic machinery and equipment industry in which the Company belongs, the market for digital consumer equipment, including digital TVs, digital cameras and DVD recorders/players, and mobile phones expanded and IT-related investment recovered slowly. However, the industry continued to experience hard times.

Under these circumstances, the Group focused its efforts on developing and marketing customer-specific LSIs (ASIC), the core of its business, as well as application-specific LSIs (ASSP), which have competitive edges with the Company's unique technologies of image compression and extension and sound and music compression, extension and transmission, and original system products mounted with the Company's system LSIs.

Specifically, with the prevalence of digitalisation of images, sounds, music and other media, broadband networks and 3G mobile phone networks, the Group has widened its appeal in the information communication area. For the growing area, the Group has exerted its active efforts to develop and market system LSIs for digital cameras and system LSIs for 3G mobile phones, as well as develop, market and integrate system products for transmitting and recording digital images, specifically, for use in the security and monitoring area.

However, the business environment surrounding the Company was severer than forecasted. As a result, while the business plan was realized as initially designed, on a consolidated basis, sales and ordinary profit amounted to ¥25,878 million (a 10.9% decrease from the previous business year) and ¥1,460 million (a 15.2% decrease), respectively. Additionally, as expenses involved in restructuring of its system business, the Company registered a special loss of ¥715 million in total. Consequently, profit for the year accounted for ¥280 million (a 46.0% increase).

(2) Overview of operating results by segment

(i) LSI business

Consolidated sales of customer-specific LSIs (ASIC) amounted to ¥16,183 million (a 16.4% decrease from the previous business year) as demand for LSIs for use in game consoles and their peripherals decreased while demand for LSIs for storing game software (custom mask ROMs) increased steadily. Consolidated sales of application-specific LSIs (ASSP) amounted to ¥6,640 million (a 9.8% increase from the previous business year) as demand for one-chip LSIs for digital still cameras and LSIs for processing images, sounds and communications for 3G mobile phones increased steadily while demand for LSIs for wireless communications decreased. Consequently, consolidated sales in the LSI business, including sales of other LSIs, totalled ¥22,826 million (a 10.3% decrease). Operating profit amounted to ¥3,535 million (a 10.8% decrease).

(ii) System business

Consolidated sales in the industrial system business amounted to ¥1,614 million (a 1.3% increase from the previous business year), due to the launch of new products in the area of security and monitoring in spite of a slow corporate investment

and slow demand for digital image recording and transmission systems in the area. In the consumer system business, consolidated sales amounted to ¥42 million (a 90.5% decrease) as a result of the streamlining of the business areas by selection and concentration. Consequently, consolidated sales in the system business as a whole, including sales in the business independently conducted by MegaChips System Solutions Inc. (as of October 30, 2003, MegaFusion Corporation changed its trade name to MegaChips System Solutions Inc.), which is classified as other systems, amounted to ¥3,052 million (a 15.7% decrease). Operating loss amounted to ¥945 million (a 23.6% decrease).

(3) Prospect for operating results as a whole

In spite of negative factors to economic recovery, such as export slowdown threatened by the higher yen and the continued employment adjustment, the Japanese economy is expected to continue to register tones of slow recovery as corporate earnings have shown signs of improvement owing to strong exports and growing investment in plant and equipment, the pace of price deflation has slowed down and consumer confidence has been improved by corporate efforts to develop new products such as mobile phones and digital consumer equipment. In the social environment surrounding the businesses of the Company, a further sophisticated information society is expected to come to pass due to the rapid expansion of the wired and wireless broadband networks and the development of digitalization of broadcasting.

Under these circumstances, the Group intends to concentrate its efforts on actively investing in research and development in the LSI business to accelerate the growth of its application-specific LSI (ASSP) business, and improving profitability of the system business earlier.

In the LSI business, the Group will focus on developing and marketing products targeting game consoles, mobile phones, digital still cameras and digital TVs. Specifically, the Company intends to aggressively promote sales of system LSIs for use in mobile phones and digital still cameras in Japan and overseas to increase operating results and improve profitability.

In the system business, the Group will focus on developing and marketing high-performance image-related equipment in the security and monitoring area, as well as promoting the planning, development and marketing of image equipment for personal use applicable to broadband networks to cultivate a market.

In the audio authoring business, the Group will focus on strengthening cooperation with its importers, including Steinberg, a digital audio company, Make Music!, a music score software company, Propeller head, a soft synthesizer company, and RME, a soundcard company, to increase a share in the conventional areas and cultivate new growth areas.

Thus the Group will strive to consolidate its high profit-earning basis and competitive edge of the LSI business on a medium- and long-term range, improve profitability of the system business early and develop the audio authoring business, whereby adding synergy to the Group to create added values. Consolidated sales, operating profit, ordinary profit and profit for the next business year are expected to account for ¥24,930 million (a 3.7% decrease from the business year under review), ¥1,550 million (a 2.7% increase), ¥1,500 million (a

2.7% increase) and ¥520 million (an 85.4% increase), respectively.

The Company, as a result of corporate separation, became a holding company as of April 1, 2004. Hence, its revenues will derive from income from administration of indirect departments on consignment and receipts of dividends from its subsidiaries, specifically. However, for the next business year, the Company is not expected to receive dividends from its subsidiaries and principally depend on income from administration of indirect departments on consignment. Consequently, non-consolidated sales, ordinary profit and profit for the next business year are expected to account for ¥720 million, ¥0 and ¥0, respectively.

The following is the forecast for consolidated sales by segment:

LSI business:	¥20,900 million	(an 8.4% decrease from the business year under review)
System business:	¥2,700 million	(a 48.7% increase)
Audio authoring business:	¥1,330 million	(a 7.6% increase)

(Note) Upon the transfer of the audio authoring business from MegaChips System Solutions Inc. to Cameo Interactive, Ltd. in April 2004, the segmentation of businesses has been altered to separate the audio authoring business from the previous "system business" segment and create an "audio authoring" segment.

(4) Distribution of profits

As a dividend for the business year under review, the Company intends to pay an annual dividend of ¥10 per share to the shareholders as of March 31, 2004.

(5) Prospect for the distribution of profits

As a dividend for the next business year, the Company, taking into consideration operating results for the next business year, future funding requirements and other factors, intends to continue to pay an annual dividend of ¥10 per share.

Financial position

State of cash flows

Cash flows from operating activities resulted in receipts of ¥6,174 million (an increase of ¥4,119 million from the previous business year), principally due to a decrease of ¥4,363 million in trade accounts receivable, though income before income taxes and others recorded only ¥834 million (a 148.5% increase).

Cash flows from investing activities resulted in receipts of ¥140 million (payments of ¥828 million for the previous business year). As a result, free cash flows, or the sum of cash flows from operating activities and cash flows from investing activities, resulted in receipts of ¥6,315 million (an increase of ¥5,088 million from the previous business year).

Cash flows from financing activities resulted in payments of ¥707 million (an increase

of ¥24 million from the previous business year) as the Company paid ¥415 million to acquire its own shares.

As a result, cash and cash equivalents increased ¥5,597 million to account for ¥11,734 million at the end of the year.

The trends of the indices of cash flows of the Group are as follows:

	Year ended March 31, 2001 (from April 1, 2000 to March 31, 2001)	Year ended March 31, 2002 (from April 1, 2001 to March 31, 2002)	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)
Ratio of shareholders' equity (%):	67.6	77.5	77.2	84.5
Ratio of shareholders' equity on a market value basis (%):	512.8	434.6	103.2	161.2
Years for debt redemption (year):	1.1	0.0	0.0	-
Interest coverage ratio:	51.0	1,035.5	619.5	2,813.3

(Notes) 1. Each of the indices is calculated as follows:

Ratio of shareholders' equity:	Shareholders' equity/Total assets
Ratio of shareholders' equity on a market value basis:	Aggregate market value of listed stock/Total assets
Years for debt redemption:	Interest-bearing debt/Cash provided by operating activities
Interest coverage ratio:	Cash provided by operating activities/Interest payments

2. Each of the indices is calculated based on financial data on a consolidated basis.

3. The aggregate market value of listed stock is calculated based on the closing stock price at the end of each business year multiplied by the total number of shares issued as of the end of each business year.

4. As cash provided by operating activities, cash flows from operating activities in the statement of consolidated cash flows are used. Interest-bearing debt covers all debt with interest being paid which is stated in the balance sheet.

CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets

(thousands of yen)

	Year ended March 31, 2004 (as at March 31, 2004)	Year ended March 31, 2003 (as at March 31, 2003)	Increase or decrease
ASSETS			
I. Current assets			
1. Cash and deposits	11,734,446	6,337,127	5,397,319
2. Trade notes and trade accounts receivable	3,639,078	8,011,095	- 4,372,017
3. Inventories	1,203,521	2,704,781	- 1,501,259
4. Deferred tax assets	61,885	347,406	- 285,521
5. Others	235,384	386,821	- 151,436
6. Allowance for doubtful receivables	- 1,804	- 2,008	203
Total current assets	16,872,511	17,785,222	- 912,711
II. Fixed assets			
1. Tangible fixed assets			
(1) Buildings	223,013	281,520	- 58,507
(2) Land	104,677	104,677	-
(3) Others	53,093	86,447	- 33,354
Total tangible fixed assets	380,784	472,646	- 91,861
2. Intangible fixed assets			
(1) Others	223,483	483,101	- 259,618
Total intangible fixed assets	223,483	483,101	- 259,618
3. Investments and other assets			
(1) Investment securities	157,326	238,877	- 81,551
(2) Deferred tax assets	-	350,333	- 350,333
(3) Others	567,781	665,870	- 98,088
(4) Allowance for doubtful receivables	- 18,691	-	- 18,691
Total investments and other assets	706,416	1,255,081	- 548,665
Total fixed assets	1,310,683	2,210,829	- 900,145
TOTAL ASSETS	18,183,195	19,996,052	- 1,812,857

(thousands of yen)

	Year ended March 31, 2004 (as at March 31, 2004)	Year ended March 31, 2003 (as at March 31, 2003)	Increase or decrease
LIABILITIES			
I. Current liabilities			
1. Trade accounts payable	2,013,337	3,027,240	- 1,013,903
2. Short-term loans payable	-	50,000	- 50 000
3. Accrued corporate income taxes	6,054	345,079	- 339,024
4. Allowance for bonuses	143,888	150,682	- 6,794
5. Others	553,533	350,317	203,216
Total current liabilities	2,716,813	3,923,319	- 1,206,505
II. Fixed liabilities			
1. Deferred tax liabilities	24,609	-	24,609
2. Others	70,085	47,702	22,382
Total fixed liabilities	94,695	47,702	46,992
TOTAL LIABILITIES	2,811,509	3,971,021	- 1,159,512
MINORITY INTEREST			
Minority interest	-	594,750	- 594,750
SHAREHOLDERS' EQUITY			
I. Capital	4,840,313	4,840,313	-
II. Capital surplus	6,181,300	5,936,081	245,219
III. Retained earnings	5,650,018	5,549,740	100,278
IV. Valuation difference of other securities	2,834	- 2	2,837
V. Exchange translation adjustment	-	- 8,513	8,513
	16,674,467	16,317,618	356,849
VI. Treasury stock	- 1,302,781	- 887,338	- 415,442
TOTAL SHAREHOLDERS' EQUITY	15,371,686	15,430,280	- 58,593
TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY	18,183,195	19,996,052	- 1,812,857

2. Consolidated Profit and Loss Statements

(thousands of yen)

	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Increase or decrease
I. Sales	25,878,984	29,055,939	- 3,176,955
II. Cost of sales	20,218,951	23,311,371	- 3,092,419
Gross profit on sales	5,660,032	5,744,568	- 84,536
III. Selling, general and administrative expenses	4,151,454	4,003,314	148,139
Operating profit	1,508,578	1,741,253	- 232,675
IV. Non-operating profit	10,995	48,055	- 37,060
1. Interest received	151	5,890	
2. Refund premiums for life insurance	-	29,308	
3. Refund premiums for non-life insurance	1,616	-	
4. Premiums for group life insurance	2,000	-	
5. Interest on refunded corporate income taxes	2,342	-	
6. Rent on real estate received	2,730	-	
7. Transfer back from allowance for doubtful receivables	124	87	
8. Miscellaneous income	2,030	12,768	
V. Non-operating expenses	58,927	67,408	- 8,481
1. Interest paid	2,194	3,317	
2. Loss from sale of trade notes	2,014	1,705	
3. Stock issue costs	3,068	528	
4. Exchange loss	17,647	19,474	
5. Loss from investments in partnership	22,882	37,906	
6. Miscellaneous losses	11,120	4,476	
Ordinary profit	1,460,646	1,721,900	- 261,254
VI. Special income	89,686	18,869	70,816
1. Gain from sale of investment securities	30,648	18,869	
2. Proceeds of liquidation of related company	11,307	-	
3. Transfer back from royalty of system products	47,730	-	
VII. Special loss	715,519	1,404,822	- 689,303
1. Loss from disposition of system products	556,679	1,240,805	
2. Loss on disposition of fixed assets	47,099	-	
3. Valuation loss of investment securities	-	33,903	
4. Loss from liquidation of related company	-	58,282	
5. Valuation loss of related company's shares	32,511	-	
6. Difference due to change of pension plan	-	61,945	
7. Special retirement benefits	79,229	-	
8. Loss from fluctuations of interest	-	9,887	
Income before income taxes and others	834,812	335,947	498,864
Corporate income taxes, inhabitant taxes and enterprise taxes	145,567	676,466	- 530,898
Interperiod tax allocation	731,593	- 365,661	1,097,254
Minority interest in net profit/loss	- 322,778	- 166,921	- 155,857
Profit for the year	280,430	192,064	88,366

3. Consolidated Surplus Statements

(thousands of yen)

	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)		Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)		Increase or decrease
(Capital surplus)					
I. Beginning balance of capital surplus		5,936,081			
Beginning balance of capital reserve			5,936,081	5,936,081	-
II. Increase in capital surplus					
1. Issuance of new shares by share exchange	245,219	245,219	-	-	245,219
III. Ending balance of capital surplus		6,181,300		5,936,081	245,219
(Retained earnings)					
I. Beginning balance of retained earnings		5,549,740			
Beginning balance of consolidated surplus			5,655,426	5,655,426	- 105,686
II. Increase in retained earnings					
1. Profit for the year	280,430		192,064		-
2. Increase in retained earnings due to decrease in consolidated subsidiaries	63,629	344,059	-	192,064	151,995
III. Decrease in retained earnings					
1. Cash dividends	243,781		245,784		
2. Bonuses for officers	-	243,781	51,966	297,750	- 53,968
IV. Ending balance of retained earnings		5,650,018		5,549,740	100,278

4. Consolidated Statements of Cash Flows

(thousands of yen)

	Year ended March 31, 2004 (from April 1, 2003 to March 31, 2004)	Year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)	Increase or Decrease
I. *Cash flows from operating activities*			
Income before income taxes and others	834,812	335,947	498,864
Depreciation	200,817	301,950	(101,132)
Amortization of long-term prepaid expenses	76,704	79,254	(2,550)
Loss on disposition of fixed assets	46,510	651	45,859
(Gain) loss on fluctuations of interest	-	9,887	(9,887)
Increase (decrease) in allowance for doubtful receivables	20,371	(842)	21,214
Decrease in allowance for bonuses	(6,794)	(13,721)	6,927
Decrease in reserve for employee severance allowances	-	(14,840)	14,840
Increase (decrease) in prepaid pension cost	-	46,565	(46,565)
Increase (decrease) in reserve for officers' retirement allowances	-	(167,595)	167,595
Interest and dividend income	(201)	(5,904)	5,702
Income from funded insurance	-	(4,450)	4,450
Loss from investments in partnership	22,882	37,906	(15,024)
Interest expense	2,194	3,317	(1,122)
Stock issue costs	-	528	(528)
Loss from disposition of system products	212,630	685,455	(472,824)
Loss on sale of fixed assets	2,787	-	2,787
Gain (loss) from sale of investment securities	(30,648)	(18,869)	(11,778)
Valuation loss of investment securities	-	33,903	(33,903)
Loss from liquidation of related company	(11,307)	-	(11,307)
Valuation loss of related company shares	32,511	-	32,511
Decrease in trade accounts receivable	4,363,964	2,432,874	1,931,090
(Increase) decrease in inventories	1,500,171	(1,033,074)	2,533,246
Increase (decrease) in trade accounts payable	(1,013,787)	438,756	(1,452,544)
Officers' bonuses paid	-	(62,000)	62,000
(Increase) decrease in other current assets	190,620	(319,376)	509,996
Increase in other current liabilities	232,540	40,811	191,729
Increase in other fixed liabilities	22,882	46,272	(23,389)
Others	18,936	9,636	28,572
Subtotal	6,718,603	2,843,771	3,874,831
Interest and dividend income	201	5,890	(5,688)
Interest paid	(2,194)	(3,318)	1,124
Corporate income taxes paid	(542,303)	(791,469)	249,165
Net cash provided by operating activities	6 174,306	2,054,874	4,119,432

RECEIVED
2004 JUN 23 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4861

(Translation)

May 14, 2004

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Granting of Stock Options by the Method of Stock Acquisition Rights

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on May 14, 2004, resolved that the Company would submit a proposition for the issuance, free of charge, of stock acquisition rights as stock options as provided for in Article 280-20 and Article 280-21 of the Commercial Code of Japan at the 14th Ordinary General Meeting of Shareholders of the Company (to be held on June 25, 2004), as described below:

Description

1. Reason for requiring the issuance of stock acquisition rights on specifically favorable conditions:

   To afford incentives to and raise the morale of the directors, corporate auditors and employees of the Company and its subsidiaries, as well as their outside collaborators, to contribute to increasing the market value of the whole MegaChips Group, the Company intends to issue stock acquisition rights, free of charge, to the directors, corporate auditors and employees of the Company and its subsidiaries, as well as their outside collaborators.

2. Outline of the issuance of stock acquisition rights:

   (1) Qualified grantees of stock acquisition rights:

   Directors, corporate auditors and employees of the Company and its subsidiaries, as well as their outside collaborators.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding the total number of 400,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted in accordance with the following formula.

Such adjustment shall be made only to the number of the shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	X	Division/consolidation ratio

In the event that the Company is merged or consolidated with another company and the stock acquisition rights are succeeded to or in the event that the Company incorporates a company or transfer business by a corporate separation (*Shinsetsu-bunkatsu* or *Kyushu-bunkatsu*), the Company shall make such adjustment to the number of shares to be issued or transferred upon exercise of the stock acquisition rights as it deems necessary.

(3) Total number of stock acquisition rights to be issued:

4,000 rights (number of shares to be issued or transferred for each stock acquisition right: 100 shares).

(4) Issue price of a stock acquisition right:

Free of charge.

(5) Amount to be paid in upon exercise of a stock acquisition right:

The paid-in amount per stock acquisition right shall be a paid-in amount per share to be determined as follows (the "Paid-in Amount"), multiplied by the number of shares to be issued or transferred for each stock acquisition right as set forth in (3) above. The Paid-in Amount shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular way) of shares of the Company on the Tokyo Stock Exchange for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month under which the issue date of the stock acquisition rights falls, with any fraction of one yen rounded upward to the nearest one yen.

Provided, however, that if the amount so obtained falls below the closing price on the day immediately preceding the issue date of the new share subscription rights (or if the closing price is not available on that day, the closing price on any day immediately

preceding that day), the Paid-in Amount shall be the closing price on the day immediately preceding the issue date of the stock acquisition rights or if the closing price is not available on that day, the closing price on any day immediately preceding that day.

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares at a paid-in price lower than the current market price (other than upon exercise of stock acquisition rights) after the issue date of the stock acquisition rights, the Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above formula, the "number of already issued shares" represents the total number of issued shares of common stock of the Company after deducting the total number of its own shares of common stock held by the Company. In case of the disposition by the Company of its own shares, the "number of newly issued shares" shall be read as the "number of its own shares to be disposed of".

(6) Exercise period of the stock acquisition rights:

September 1, 2006 to September 30, 2009.

(7) Terms and conditions of the exercise of stock acquisition rights:

(i) Any grantee of stock acquisition rights shall remain in office as director, corporate auditor or employee of the Company or its subsidiaries, or their outside collaborator when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office as director or corporate auditor of the Company or its subsidiaries, or due to his/her mandatory retirement age or any other good reason.

(ii) Any stock acquisition right shall not be transferred, pledged or otherwise disposed

of.

(iii) If any grantee of stock acquisition rights dies, his/her heir shall be entitled to succeed to his/her rights, subject to the terms and conditions stipulated in a "contract of granting stock acquisition rights" set forth in (iv) below.

(iv) Any other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions to be adopted at the 14th Ordinary General Meeting of Shareholders of the Company and at a meeting of its Board of Directors for the issuance of the stock acquisition rights.

(8) Events and conditions to cancel stock acquisition rights:

(i) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

(ii) In the event that any grantee of stock acquisition rights ceases to meet the terms or conditions to exercise his/her stock acquisition rights as stipulated in item (7) above before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

(9) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

Note) The details described above shall be subject to the approval and adoption of the proposition on the "Issuance of Stock Acquisition Rights as Stock Options" at the 14th Ordinary General Meeting of Shareholders of the Company to be held on June 25, 2004.

- END -